

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2010

Michael Hansen, President
MediaNet Group Technologies, Inc.
Boca Center Tower 1
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re:** **MediaNet Group Technologies, Inc.**
> **Current Report on Form 8-K**
> **Filed July 16, 2010**
> **File No. 000-49801**

Dear Mr. Hansen:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments.

1. We have reviewed your Form 8-K filed July 16, 2010 and we note your statement that the termination of Mr. Fernandez was "…not the result of any disagreement with the Company's management, operations, policies or practices." It has come to our attention that this statement may be in dispute. Please advise us of the basis for your statement in the Form 8-K and tell us in your response whether any concerns that may have been expressed by Mr. Fernandez would have an impact on the company's disclosure controls and procedures or internal controls over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David E. Wells
        Hunton & Williams LLP
        Via Facsimile